MetLife Investors USA Insurance Company
                            22 Corporate Plaza Drive
                         Newport Beach, California 92660




ENHANCED DOLLAR COST AVERAGING RIDER

This Rider forms a part of the Contract to which it is attached, and is effective upon issuance. The terms of this Rider apply to the Contract when, prior to the Annuity Date, Purchase Payments are allocated to the Enhanced Dollar Cost Averaging Account (EDCA Account) that is a part of our General Account. In the case of a conflict with any provision of the Contract, the provisions of this Rider will control.

If an Owner requests to participate in the Enhanced Dollar Cost Averaging program, we will open an EDCA Account for the Owner. The EDCA Account will provide for transfers to any of the Subaccounts of the Separate Account over a 6 or 12 month period, as the Owner has selected. An Owner may also select any other time period that we may declare. All Purchase Payments applied to this program will be allocated to the Owner's EDCA Account. No transfers may be made into this Account.

Under the Enhanced Dollar Cost Averaging program, a specified dollar amount of Account Value will be transferred on a monthly basis from an Owner's EDCA Account to any of the Subaccounts of the Separate Account. The initial dollar amount transferred will be equal to the initial amount allocated to the Owner's EDCA Account divided by the number of months in the time period the Owner has selected.

The first transfer will be made on the date the Owner's Purchase Payment is allocated to the EDCA Account. Subsequent transfers will be made each month thereafter on the same day. However, transfers will be made on the 1st day of the following month for Purchase Payments allocated on the 29th, 30th or 31st day of a month. If such a day is not a Business Day the transfer will take place on the next Business Day. Transfers will continue on a monthly basis until all amounts are transferred from the Owner's EDCA Account. The Owner's EDCA Account will be terminated as of the last transfer.

The interest rate earned on an Owner's EDCA Account will be the Minimum Guaranteed Interest Rate for our Fixed Account, plus any additional interest, which we may declare from time to time.

An Owner can have only one dollar cost averaging account at any given time. An Owner may allocate subsequent Purchase Payments to an existing EDCA Account. The allocation of subsequent Purchase Payments to an existing EDCA Account increases the monthly dollar amount of Account Value transferred and thereby accelerates the time period over which transfers are made. The new dollar amount transferred out of the EDCA Account will be determined by dividing each new allocation by the number of months the EDCA Account is based upon and adding that amount to the existing transfer amount. Each allocation resulting from a subsequent Purchase Payment will earn interest at the then-current interest rate applied to new allocations to an EDCA Account of the same monthly term. Allocations resulting from each Purchase Payment, along with the interest credited thereon, will be transferred on a First-in-First-out (FIFO) basis.

If an Owner terminates participation in this program, all money remaining in the Owner's EDCA Account will be transferred to a Money Market Subaccount unless the Owner specifies otherwise.

MetLife Investors USA Insurance Company has caused this Rider to be signed by its President and Secretary.


Form 7013 (11/00)